                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 9)


                         Toreador Resources Corporation
                         ------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    891041105
                                 --------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                     --------------------
CUSIP No.  891041105                                           Page 2 of 13
-----------------------                                     --------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lee Global Energy Fund, L.P.
            75-2569264
   1
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [x]

   2
--------------------------------------------------------------------------------
        SEC USE ONLY

   3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS

   4        WC
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                           [ ]

   5        N/A
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

   6        Texas
--------------------------------------------------------------------------------
      NUMBER OF                 SOLE VOTING POWER
      SHARES                    0(1)
   BENEFICIALLY           7
     OWNED BY           --------------------------------------------------------
       EACH                     SHARED VOTING POWER
     REPORTING                  0
      PERSON              8
       WITH             --------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                                0(1)
                          9
                        --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                                0
                         10
--------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON 0(1)
            11
--------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                  [ ]
            12
--------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%(1)
            13
--------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON
                        PN
            14
--------------------------------------------------------------------------------

(1) Lee Global Energy Fund, L.P. was dissolved on December 31, 2001, and the Shares owned were distributed to its limited and general partners.

-----------------------                                     --------------------
CUSIP No.  891041105                                            Page 3 of 13
-----------------------                                     --------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            G. Thomas Graves III
   1
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[ ]
                                                                     (b)[x]
   2
--------------------------------------------------------------------------------
        SEC USE ONLY

   3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS

   4        PF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                              [ ]

   5        N/A
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

   6        U.S.
--------------------------------------------------------------------------------
     NUMBER OF                  SOLE VOTING POWER
      SHARES                    295,333
   BENEFICIALLY            7
     OWNED BY            -------------------------------------------------------
       EACH                     SHARED VOTING POWER
    REPORTING                   0
      PERSON               8
       WITH              -------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                                295,333
                           9
                        --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                                0
                          10
--------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        295,333(1)
            11
--------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                  [ ]
            12          N/A
--------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        3.14%(2)
            13
--------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON
                        IN
            14
--------------------------------------------------------------------------------

(1) Does not include any Shares beneficially owned by Wilco Properties, Inc. or Mr. William I. Lee, individually.

(2) Based on a total of 9,398,488 Shares outstanding as of December 31, 2001.

-----------------------                                     --------------------
CUSIP No.  891041105                                            Page 4 of 13
-----------------------                                     --------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William I. Lee
   1
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [x]
                                                                    (b) [ ]
   2
--------------------------------------------------------------------------------
        SEC USE ONLY

   3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS

   4        PF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                              [ ]

   5        N/A
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

   6        U.S.
--------------------------------------------------------------------------------
     NUMBER OF                  SOLE VOTING POWER
      SHARES                    1,084,398
   BENEFICIALLY
     OWNED BY             7
       EACH             --------------------------------------------------------
    REPORTING                   SHARED VOTING POWER
      PERSON                    168,900
       WITH
                          8
                        --------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                                1,084,398
                          9
                        --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                                168,900
                         10
--------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        1,253,298(2)
            11
--------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                  [ ]
            12                       N/A
--------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.34%(1)
            13
--------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON
                        IN
            14
--------------------------------------------------------------------------------

(1) Based on a total of 9,398,488 Shares outstanding on December 31, 2001.

(2) Includes Shares owned by Wilco Properties, Inc., which may be deemed to be beneficially owned by Mr. Lee.

-----------------------                                     --------------------
CUSIP No.  891041105                                            Page 5 of 13
-----------------------                                     --------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wilco Properties, Inc.

   1
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [x]
                                                                    (b) [ ]

   2
--------------------------------------------------------------------------------
        SEC USE ONLY

   3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS

   4        WC
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                              [ ]

   5        N/A
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION

   6        Texas
--------------------------------------------------------------------------------
     NUMBER OF                  SOLE VOTING POWER
      SHARES              7
   BENEFICIALLY         --------------------------------------------------------
     OWNED BY                   SHARED VOTING POWER
       EACH                     168,900
    REPORTING             8
      PERSON            --------------------------------------------------------
       WITH                     SOLE DISPOSITIVE POWER
                          9
                        --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                                168,900
                         10
--------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        1,253,298 (2)
            11
--------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                  [ ]
                        N/A
            12
--------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.34% (1)
            13
--------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON
                        CO
            14
--------------------------------------------------------------------------------

(1) Based on a total of 9,398,488 Shares outstanding as of December 31, 2001.

(2) Includes Shares owned by Mr. Lee, which may be deemed to be beneficially owned by Wilco Properties, Inc.

         This Amendment No. 9 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 8 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund") et al. on May 18, 1999, relating to shares of Common Stock, $0.15625 par value per share (the "Shares"), of Toreador Resources Corporation (the "Issuer") by amending the details of certain transactions previously reported and furnishing the information set forth below. Unless set forth below, all previously reported Items are unchanged.

ITEM 2.       IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         (a) This Amendment is being filed on behalf of (i) G. Thomas Graves III, an individual residing in the State of Texas ("Graves"), (ii) William I. Lee, an individual residing in the State of Texas ("Lee"), and (iii) Wilco Properties, Inc., a Texas corporation engaged in the business of oil and gas exploration ("Wilco" and collectively with Graves and Lee, the "Reporting Persons"). Lee and Wilco may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Graves hereby disclaims the existence of any "group" between himself and Lee and Wilco (or any other person) with respect to the Shares.

         (b) The principal business address of Lee and Wilco is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205, and the principal business address of Graves is 4809 Cole Avenue, Suite 108, Dallas, Texas 75205.

         (c) This Amendment is being filed on behalf of the Reporting Persons. The Chairman and Chief Executive Officer of Wilco is Lee. Graves currently serves as President of Wilco and also serves as a director. The directors and officers of Wilco are listed on Appendix 1 hereto. Lee and Wilco may be deemed a "group" with respect to the Shares beneficially owned by each. Although Graves is also affiliated with Wilco, he disclaims the existence of any group with respect to the Shares that he beneficially owns.

         The principal business of Wilco is oil and gas exploration. The principal business of Lee is acting in the capacities set forth above and on Appendix 1 hereto. The principal business of Graves is acting in the capacities set forth above and on Appendix 1 hereto. The principal business of the officers and directors of Wilco is provided on Appendix 1 hereto.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons filing this Amendment has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

         (f) Lee is a citizen of the United States and Graves is a citizen of the United States. The citizenship of each of the persons on Appendix 1 hereto is as indicated on Appendix 1.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented as follows:

         On December 31, 2001, the Fund was dissolved and the Shares it owned were distributed to its limited and general partners. Lee, who was the controlling stockholder of Gralee Partners, L.P., a Texas Limited partnership and general partner of the Fund ("Gralee Partners"), received 499,694 Shares from the Fund upon its dissolution on December 31, 2001. The Shares were valued at $4.60 at such time. Graves received 15,432 Shares from the Fund on January 1, 2001. The Shares were valued at $4.25 per share at such time. The Shares were distributed by the Fund to Lee and Graves as a return of capital previously paid and, therefore, no consideration was paid for the Shares at the time of the distribution.

         The total amount of funds required by Lee for (i) the purchase on October 10, 2001, of 40,500 Shares was approximately $204,570.00, which was obtained from personal funds, (ii) the purchase on October 24, 2001, of 37,000 Shares was approximately $158,977.00, which was also obtained from personal funds, and (iii) the purchase on November 7, 2001, of 30,400 Shares was approximately $125,836.00, which was obtained from personal funds.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended in its entirety as follows:

         The foregoing acquisitions were made for investment purposes. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed pursuant to Item 2, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Both Lee and Graves currently serve as directors of the Issuer. In their capacity as directors, they will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer's capitalization, business or corporate structure. Additionally, Graves currently serves as President and Chief Executive Officer of the Issuer and in his capacity as such will supervise and coordinate all of the business and affairs of the Issuer and see that all orders and resolutions of the Board of Directors of the Issuer are carried into effect.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares, or sell all or part of their shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. To the knowledge of each member of the Reporting Persons, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

         That certain Stockholder Voting Agreement (a copy of which was previously filed as Exhibit 7.5 to Amendment No. 4 to Schedule 13D, the "Stockholder Agreement"), entered into by and among the Fund, Graves, Lee, and Gralee Partners; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John V. Ballard ("Ballard"), Mr. J. W. Bullion ("Bullion"), Mr. Thomas P. Kellogg, Jr. ("Kellogg"), Mr. John Mark McLaughlin ("McLaughlin"), Mr. Peter R. Vig ("Vig") and Mr. Jack L. Woods ("Woods"), expired on May 19, 2000. Therefore, the Fund, Graves, Lee and Wilco are no longer deemed to have indirect beneficial ownership of Shares owned by the Dane Falb Persons, Ballard, Bullion, Kellogg, McLaughlin, Woods and Vig. Each of Graves, Lee and Wilco disclaims beneficial ownership of any securities owned by the other parties to the Stockholder Agreement.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Based on information disclosed by the Issuer, there were a total of 9,398,488 Shares outstanding as of December 31, 2001. Pursuant to the provisions of the Exchange Act, Lee has sole voting power and sole dispositive power with respect to 1,084,398 Shares (which is approximately 11.54% of the Shares outstanding as of December 31,2001). Lee may be deemed to have shared voting power and shared dispositive power with respect to 168,900 Shares owned by Wilco (which is approximately 1.80% of the Shares outstanding as of December 31, 2001). As a result, Lee may be deemed to beneficially own 1,253,298 Shares (which is approximately 13.34% of the Shares outstanding as of December 31, 2001). Wilco and Lee may be deemed to be acting in concert with respect to the Shares. As a result, Wilco may be deemed to beneficially own 1,253,298 Shares (which is approximately 13.34% of the Shares outstanding as of December 31, 2001). Mr. Graves beneficially owned as of such date 295,333 Shares (which is approximately 3.14% of the Shares outstanding as of December 31, 2001).

         (b)


                                Sole           Shared      Sole           Shared
                               Voting          Voting   Dispositive     Dispositive
                                Power           Power      Power           Power
                             ---------       --------  ------------    ------------
The Fund                             0              0            0             0
Graves                         295,333              0      295,333             0
Lee                          1,084,398        168,900    1,084,398       168,900
Wilco                                0        168,900            0       168,900

         (c) The following is a description of certain transactions in the Shares by the Fund, Graves, Lee and Wilco since the filing of Amendment No. 8 to the Schedule 13D on May 18, 1999:

                  On January 1, 2000, the Fund made a distribution of 383,116 Shares to all of its partners, except for Lee, when the Shares were valued at $4.25 per share. 15,432 of these Shares were distributed to Graves.

                  On October 10, 2001, Lee purchased 40,500 Shares in a private transaction. The purchase price for each Share was $5.05 (aggregate purchase price of $204,570.00).

                  On October 24, 2001, Lee purchased 37,000 Shares in a private transaction. The purchase price for each Share was $4.30 (aggregate purchase price of $158,977.00).

                  On November 7, 2001, Lee purchased 30,400 Shares in a private transaction. The purchase price for each share was $4.14 (aggregate purchase price of $125,836.00).

                  On December 31, 2001, the Fund made a final distribution of 499,694 Shares to all of its partners when the Shares were valued at $4.60 per share.

         (d) No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares with respect to which this filing is made.

         (e) The Fund ceased to be a beneficial owner of more than five percent of the Company's Shares on December 31, 2001, when the Fund was dissolved.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby supplemented as follows:

         Exhibit 1. Joint Filing Agreement, dated as of March 26, 2002, entered into by and among Wilco, Graves and Lee.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 26, 2002



                                              /s/ G. THOMAS GRAVES III
                                              -------------------------------
                                              G. THOMAS GRAVES III


                                              /s/ WILLIAM I. LEE
                                              -------------------------------
                                              WILLIAM I. LEE


                                              WILCO PROPERTIES, INC.


                                              By: /s/ WILLIAM I. LEE
                                              -------------------------------
                                              Name:   William I. Lee
                                              Title:  Chief Executive Officer

                                   APPENDIX 1

         The name of each director and officer and control person of Wilco Properties, Inc. is set forth below. The business address of each person listed below is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.


                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
           NAME                           AND BUSINESS ADDRESS (IF APPLICABLE)
           ----                         ------------------------------------------
WILCO PROPERTIES, INC.
G.Thomas Graves III, Director             President
Douglas Weir                              Chief Financial Officer
Gerry Cargile                             Secretary

William I. Lee                            Chairman of the Board, Director and Chief Executive Officer
Herschel Sanders, Director                Vice President-Land of Toreador Resources Corporation
                                                4809 Cole Avenue, Suite 108, Dallas, Texas 75205
Frederic Auberty, Director                International manager of Toreador Resources Corporation
                                                 4809 Cole Avenue, Suite 108, Dallas, Texas 75205
R.B. Liquori, Director                    Retired
Dorothy Durand Garrett, Director          Retired

                                 EXHIBITS INDEX


EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
Exhibit 1       Joint Filing Agreement, dated as of March 26, 2002, entered into by and among Wilco, Lee and Graves.